August 26, 2011
VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:	Cicely LaMothe
Mark Rakip

RE:	Brandywine Realty Trust Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-09106

Brandywine Operating Partnership, L.P. Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 0-24407
Dear Ms. LaMothe and Mr. Rakip:
We have received your August 15, 2011 letter and appreciate your comments with respect to our response letter dated July 26, 2011. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below are your comments and our responses.
Form 10-K for the fiscal year ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
Critical Accounting Policies and Estimates, page 44

Securities and Exchange Commission
August 26, 2011

Revenue Recognition
1.	We note your response to prior comment 3. Please address the following:
a.
Please tell us what criteria you use to evaluate which lessee payments for improvements are deemed to be landlord assets and identify the specific type of capital improvements that have been accounted for in this manner.

The criteria used to evaluate which lessee payments for improvements are deemed to be landlord assets is based on the following:
•	The lease contains a requirement that the lessee fund capital expenditures
•	The lessee has little or no discretion to avoid the capital expenditure
•	The unavoidable capital expenditure is probable and reasonably estimable
•
The value of the capital improvements will accrue to the lessor at the end of the lease, meaning that the asset is not specific to just the tenant funding the improvement but can reasonably be expected to benefit future tenants.

We use these criteria when we have a tenant that is paying us for improvements made to their space. We evaluate the assets that the tenant is obligated to pay for and the evaluation is based on facts and circumstances specific to the building and the tenant space.
The following is a list of examples of capital improvements, a portion of which have been paid for by tenants, that we have accounted for in the manner being considered here:
•	HVAC equipment
•	Electrical feeders and distribution equipment
•	Perimeter drywall and column enclosures
•	Window coverings
•	Generators
•	Floor loadings
•	Satellite dishes
•	Fire protection equipment
•	Food service equipment

Securities and Exchange Commission
August 26, 2011

b.	Provide us with an excerpt of the language used in your contractual arrangements to obligate the lessee to fund the capital expenditures.
The following excerpts are from leases that contain a requirement for the tenant to make payments for capital improvements (italics represent language directly from leases and references to exhibits or capitalized terms relate to such items within the body of the lease). As noted later in this response, we currently have ten (10) leases that we are accounting for in this manner.
Lease Excerpt Example 1:
“Items on Exhibit C-2 shall be provided and installed as part of the Base Building. The costs thereof shall be split 50/50 between Landlord and Tenant, except as noted.”
This language was included in a section of a lease specifying the costs that the landlord and tenant agreed to share equally.
Lease Excerpt Example 2:
“Pre-Stocked Items and Scope of Work; Cap on Certain Construction Items: With respect to pre-stocked building materials to the Premises within the Building, below is a list of materials with the costs to Tenant. Landlord agrees not to mark-up the cost of said materials and will provide copy of invoice upon written request. In addition, Landlord hereby agrees that the cost of installation including material, of the following items, as charged to Tenant, shall be capped at the amount stated below”
We agreed to provide the materials for the tenant’s space and the lease specified the amount that would be charged for such materials. These materials included drywall, track lighting, demising walls, mail delivery stations and boxes, and ceiling material.
Lease Excerpt Example 3:
“Landlord shall only be responsible for payment of a maximum cost of $xx.xx per rentable square foot for the Tenant Work (the “Tenant Allowance”), all such costs in excess thereof to be borne by Tenant, and shall be paid to Landlord as provided in the Work Letter.”

Securities and Exchange Commission
August 26, 2011

If we determine that certain items paid for by the lessee in excess of the tenant allowance qualify as landlord assets under the criteria identified above, then we record the amounts so paid as deferred revenue. For example, if we determine that the amount in excess of the tenant allowance is necessary for the space, such as HVAC equipment, then we record the amount paid by the tenant as deferred revenue.
Lease Excerpt Example 4:
“Tenant shall be required prior to (date), to enclose the internal stair opening to the xxth floor. Landlord shall contribute up to $xx toward the cost of such enclosure and Tenant shall be responsible for any additional cost of the enclosure.”
In this example we had a multi-floor tenant who was required to complete work between its floors. The lease required the tenant to pay the cost of the enclosure in excess of the amount that the landlord was required to fund.
c.
We note from your response that payments made by the lessee are recorded as deferred rental revenue. To the extent management views these as lessor assets that will provide value after the tenant has vacated the space, clarify why the leasehold improvement is not recorded as an asset in your financials and your basis for treating these improvements differently from others that benefit you as the lessor.

The initial accounting for payments made by the tenant for improvements considered to be “landlord assets” reflects deferred revenue (i.e. equivalent to prepaid rent under the lease) and a capitalized improvement for the related asset. These improvements may have future use either by a replacement tenant (i.e. if the existing tenant fails to perform under the lease) or for future tenants after the expiration of the existing lease. Once recorded, the deferred revenue and capital improvement are governed under the appropriate literature.
The deferred revenue is treated as part of minimum lease payments and spread evenly over the lease term. Said another way, the deferred revenue is a component of the tenant’s lease payment because the underlying payment that gives rise to the deferred rent defrays a cost that would otherwise be ours, and is made in lieu of additional rent. However, most of our tenants prefer that we provide the upfront payment for the improvement and they then pay increased rents.
The capital improvements are subject to our normal depreciation policies.

Securities and Exchange Commission
August 26, 2011

Typically, payments made by a tenant for landlord assets occur more frequently during a significant redevelopment or a ground up development of a property. As part of our oversight of the development or redevelopment, we will incur expenditures for capital improvements to tenant space that the lease ultimately obligates the tenant to pay for.
As a result, the following are the typical journal entries we record:

Dr. Capital improvement	$1,000
Cr. Cash	$1,000
Represents our payment for assets during construction/redevelopment

Dr. Cash	$1,000
Cr. Deferred revenue	$1,000
Represents the payment received from the tenant for such assets
The capital improvement will be amortized over its estimated useful life to depreciation expense on our income statement. Given the limited number of such items that we are currently tracking (see e. below), we have determined that there is not a significant difference between the term of the lease and the useful life of the landlord asset. Even though such assets may benefit future tenants, the term of the lease is generally a reasonable estimate for the useful life of the asset in these instances. This is consistent with any tenant specific improvement that we make in accordance with a lease agreement although we expect the tenant improvement will, consistent with the criteria noted above, benefit future tenants. If we believe that the improvement is too tenant specific, we would record those ‘improvements’ as a lease incentive.
d.
We note that you recognize as revenue the portion of the improvements paid by the tenant over the lease term. Given your representation that these amounts benefit future tenants, advise us why you are recognizing revenue related to these amounts over the lease term.

As noted in c. above, we believe tenant payment for landlord assets represent a form of prepaid rent and accordingly, we are recognizing revenue related to tenant payments over the lease term consistent with ASC 840-10-25-5, which defines minimum lease payments as “the payments that the lessee is obligated to make or can be required to make in connection with the lease property.” Since the payments are considered a form of minimum lease payment, recognizing such amounts over the term of the lease would be consistent with the relevant GAAP guidance.

Securities and Exchange Commission
August 26, 2011

Giving consideration to our revenue recognition pattern and the recording of depreciation expense noted in c. above, we reflect the following journal entries on an annual basis (using the same $1,000 in response c. journal entries and further assuming a 10 year lease term and a 10 year life of the capital improvements):

Dr. Depreciation expense	$100
Cr. A/D — capital improvements	$100
To depreciate the asset over its estimated useful life

Dr. Deferred revenue	$100
Cr. Rental income	$100
To record revenue over the tenant lease term
e.	Please tell us the balance of deferred rents as of December 31, 2010 as well as the weighted-average period for such deferred revenue to be recognized.
As of December 31, 2010, we have $19.7 million of capital improvement assets and deferred revenue liabilities (both of which are net of related amortization) on our balance sheet associated with lessee payments for improvements that meet the criteria identified above. This amount is associated with only ten (10) leases and the net capital improvement asset represents approximately 0.4% of our total assets and the net deferred revenue represents approximately 0.7% of our total liabilities.
The weighted average remaining period for such deferred revenue is approximately 108 months or 9 years. This equates to monthly income of approximately $182,000 or annual income of approximately $2.2 million. Because the estimated lives of the assets for depreciation purposes approximate the lease term, this revenue amount is offset by an equal amount of depreciation expense on our income statement over the remaining weighted average period and therefore the accounting for lessee payments for the improvements considered in this response has no net effect to net income.

Securities and Exchange Commission
August 26, 2011

As requested, these responses to your comments have been submitted within ten business days of your associated letter. In closing, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907.
Very truly yours,

/s/ Howard M. Sipzner Howard M. Sipzner
Executive Vice President and Chief Financial Officer